VELCRO
VELCRO
INDUSTRIES N.V.

March 5, 2002

Securities & Exchange Commission
International Corporate Finance
Room 3093
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Your Reference No. 82-145

Dear Sirs:

On behalf of Velcro Industries N.V., a corporation organized under the laws of the Netherlands Antilles (the "Company"), and pursuant to paragraph (b)(1) of rule 12g3-2 of the Rules and Regulations promulgated under the Securities Exchange Act of 1934 (the "Rule"), we are hereby furnishing the Securities and Exchange Commission with three copies of the following information made public by the Company during the period November 17, 2001 through February 14, 2002.

A. INFORMATION MADE PUBLIC PURSUANT TO LAW

1. None

B. INFORMATION DISTRIBUTED TO SECURITY HOLDERS

1. Information contained in the Interim Report to Shareholders for the quarter ended December 31, 2001.

The foregoing information is being furnished to the Commission with the express understanding that it shall not constitute an admission for any purpose whatsoever that the Company is subject to the Securities Exchange Act of 1934 or any of the Rules and Regulations promulgated and/or administered by the Commission thereunder.

Cordially,

VELCRO INDUSTRIES N.V.

Peter A. Pelletier
Secretary

PAP/cad
Enclosures

15 PIETERMAAI, P.O. BOX 4905
WILLEMSTAD, CURACAO, NETHERLANDS ANTILLES
TELEPHONE 335000

VELCRO®

FIRST QUARTER INTERIM REPORT

THREE MONTHS ENDED

DECEMBER 31, 2001

1

VELCRO INDUSTRIES N.V.

REPORT TO SHAREHOLDERS:

Sales for the first quarter of fiscal year 2002 were $57,982,000, which was a decrease of 5% from 2001. Operating earnings for the quarter were $6,416,000, a 6% decrease from prior year.

The decline in sales for the quarter was the result of continuing economic slowdowns, particularly in North America. The negative impact of this drop in sales on operating earnings was mitigated somewhat by cost cutting measures and manufacturing realignments made during fiscal year 2001, and continuing into the first quarter of this year.

Investment income for the quarter was $584,000, compared to income of $3,622,000 for the first quarter of 2001. This decrease was directly related to large realized capital gains on sales of equity securities last year.

The above factors resulted in net earnings of $4,095,000 ($.14 per share) for the first quarter, a decrease of 43% from 2001.

On October 1, 2001, the Company adopted International Accounting Standard (IAS) 39 (revised), Financial Instruments: Recognition and Measurement. Accordingly, marketable securities are now valued at fair (market) value, rather than the lower of cost or market value, with unrealized gains and losses included in equity.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEET
At December 31, 2001

Current Assets
Current Liabilities
Net Current Assets
Non Current Assets
Long-term Liabilities
NET ASSETS

Equity Accounts
Less: Treasury Shares
Parent Shareholders' Equity
Minority Interest in Subsidiary Companies
TOTAL EQUITY

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

At the Annual General Meeting of Shareholders held on February 12, 2002, all items on the Agenda in the Notice to Shareholders were approved. The following Directors were elected: Dominique Burnier, Edward J.S. Cripps, Robert W.H. Cripps, Derek R Gray, A. John Holton, Rodney C. Howkins, Pauwla van Sambeek-Ronde and Roy Walker.

The Board approved the following officers:

Robert W.H. Cripps	Chairman
A. John Holton	Deputy Chairman, Chief Executive Officer and President
Peter A. Pelletier	Secretary and Treasurer
Pauwla van Sambeek-Ronde	Joint Secretary

For the Board of Directors

Robert W.H. Cripps
Chairman

A. John Holton
Deputy Chairman

February 13, 2002

Dec. 31 2001 US$'000	Sept. 30 2001 US$'000
85,878	91,715
(47,986)	(47,877)
37,892	43,838
244,338	218,286
(43,326)	(47,389)
238,904	214,735
245,603	221,434
(7,065)	(7,065)
238,538	214,369
366	366
238,904	214,735

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
INCOME STATEMENT
Three Months Ended December 31, 2001

	Three Months Ended Dec. 31 2001 US$'000	Three Months Ended Dec. 31 2000 US$'000
Sales	57,982	60,988
Operating Expenses	(51,566)	(54,169)
Operating Earnings	6,416	6,819
Interest Expense	(724)	(1,083)
Investment Income	584	3,622
Royalties and Other Income	146	168
Earnings before Income Taxes	6,422	9,526
Income Tax Expense	2,327	2,333
Earnings after Income Taxes	4,095	7,193
Income Applicable to Minority Shareholders	---	25
NET EARNINGS	4,095	7,168
Average Number of Shares Outstanding during the Period	30,040,490	30,040,490
Basic Earnings Per Share (in US$1)	.14	.24
Dividends Per Share (in US$1)	.15	.26

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED
CASH FLOW STATEMENT
Three Months Ended December 31, 2001

	Three Months Ended Dec. 31 2001 US$'000	Three Months Ended Dec. 31 2000 US$'000
Cash Flow from Operating Activities	11,687	109
Cash Flow from Investing Activities	(6,362)	(5,755)
Cash Flow from Financing Activities	(5,102)	10,306
Net Increase in Cash and Cash Equivalents	223	4,660
Cash and Cash Equivalents at Beginning of Period	9,963	7,206
Cash and Cash Equivalents at End of Period	10,186	11,866

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

VELCRO INDUSTRIES N.V. and Subsidiary Companies
UNAUDITED CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN EQUITY ACCOUNTS
Three Months Ended December 31, 2001

	Capital Stock US$'000	Capital in Excess of Par Value US$'000	Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
Balance at September 31, 2000	20,389	2,901	188,788	—	(6,198)	205,880
Net earnings			7,168			7,168
Adjustments on translation of subsidiaries					1,477	1,477
Other					(131)	(131)
Dividends declared			(7,811)			(7,811)
Balance at December 31, 2000	20,389	2,901	188,145	—	(4,852)	206,583

	Capital Stock US$'000	Capital in Excess of Par Value US$'000	Retained Earnings US$'000	Revaluation Reserve US$'000	Cumulative Translation Adjustment US$'000	Total US$'000
Balance at September 31, 2001	20,389	2,901	204,002	—	(5,858)	221,434
Net earnings			4,095			4,095
Revaluation reserve for marketable securities as of October 1, 2001				18,210		18,210
Net increase in fair value of marketable securities				7,233		7,233
Net losses on sales of marketable securities				(168)		(168)
Adjustments on translation of subsidiaries					(748)	(748)
Other					53	53
Dividends declared			(4,506)			(4,506)
Balance at December 31, 2001	20,389	2,901	203,591	25,275	(6,553)	245,603

The notes to the unaudited consolidated interim financial statements are an integral part hereof.

SELECTED EXPLANATORY NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Accounting Standards

Consistent with the most recent annual financial statements for the year ended September 30, 2001, the interim financial statements have been prepared in accordance with the International Accounting Standards (IAS) as issued by the International Accounting Standards Committee (IASC) and adopted by the IAS Board.

On October 1, 2001, International Accounting Standard (IAS) 39 (revised), Financial Instruments: Recognition and Measurement was adopted. In accordance with IAS 39, the Company's marketable securities in its investment portfolio are classified as available-for-sale assets. Therefore, these assets are initially recorded at cost, and remeasured at fair value as of each balance sheet date. The difference between the carrying amount of marketable securities and the fair value at October 1, 2001, was $18,210,000, which has been recognized as an equity adjustment. Gains and losses on the remeasurement to fair value are also recognized as an equity adjustment.

When marketable securities are sold, the cumulative gain or loss previously recognized in equity is included in income for the period. Fair values are determined from published price quotations of active securities markets.

2. Dividends

The dividend of $0.15 per common share payable on January 4, 2002 to shareholders of record as of December 5, 2001 has been recorded as a liability as of December 31, 2001.

3. Segment Information

For management purposes, the Company is organized on a world-wide basis into two business segments, manufacturing and sales and investments. Business segment information is summarized as follows:

	For the Three Months Ended December 31, 2001			For the Three Months Ended December 31, 2000		
	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000	Manufacturing & Sales US$'000	Investments US$'000	Consolidation US$'000
Segment Revenue:						
External sales	57,982		57,982	60,988		60,988
Investment income		584	584		3,622	3,622
Segment Results	6,681	465	7,146	7,109	3,500	10,609

VELCRO INDUSTRIES N.V.
15 PIETERMAAI, WILLEMSTAD, CURACAO
NETHERLANDS ANTILLES

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